FRANK J. HARITON, ATTORNEY AT LAW

1065 Dobbs Ferry Road, White Plains, New York 10607
TEL (914) 674-4373
FAX (914) 693-2963

July 2, 2009

Barbara C. Jacobs, Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street N.E.
Washington D.C. 20549

RE:	GMV Wireless, Inc. (the “Company’s) Amendment No. 3 to Registration Statement on Form S-1 File No. 330-158184

Dear Ms. Jacobs:

We are today filing Amendment Number Three to the above captioned registration statement.  The changes  represent responses to comments made by the staff in its June 30, 2009 letter (the “Comment Letter”).   The numbered paragraphs below correspond to the numbered paragraph in the Comment Letter.

1.
We have reconciled all references to the number of shares being sold under the registration statement, which is 255,500, and corrected the document as required.  We also enclose a new exhibit 5.1 reflecting the corrected number of shares offered as well as a new accountant’s consent.  We thank the staff for pointing out this inconsistency.

Very truly yours,

/s/ Frank J. Hariton
Frank J. Hariton